UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      March 16, 2006


Mr. Roman Rozenberg
Chief Executive Officer
Compuprint, Inc.
99 Park Avenue, 16th Floor
New York, New York 10016



      Re:	Compuprint, Inc.
		Amendment No. 2 to Registration Statement on Form SB-2
		File No. 333-127815
      Filed March 9, 2006


Dear Mr. Rozenberg:

      We have reviewed your response letter dated March 9, 2006, and your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.
General

1. Please update your registration statement and consolidated financial statements to your fiscal year ended December 31, 2005.
Refer to Item 310(g) of Regulation S-B for further guidance.

2. We note your disclosure on page 35 regarding the Statement of Understanding you entered into with Esterna Limited, whereby Esterna may acquire 49,500,000 shares of your common stock. Please include a recent developments section immediately after the cover page wherein you discuss, in detail, the transaction and its impact on the company.
Risk Factors, page 4

3. Discuss the risks associated with the potential sale of
49,500,000
shares of your common stock to Esterna.

Security Ownership of Certain Beneficial Owners and Management,
page
34

4. Also tell us the reasons for not including Esterna in the table.
We note that Esterna has the right, pursuant to the Statement of Understanding, to purchase 49,500,000 shares of your common stock by
March 31, 2006.  See Rule 13d-3(d) under the Exchange Act.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Ryan Milne at (202) 551-3688 or in his absence,
April Sifford, Accounting Branch Chief at (202) 551-3684 if you have comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.



Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Dan Brecher
	(212) 808-4155 (fax)

Roman Rozenberg
Compuprint, Inc.
March 16, 2006
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